Exhibit 99.11

PRESS RELEASE	March 20, 2020

Largo Resources Reports Record Production and Lowest Annual Cash Costs at the Maracás Menchen Mine with 2019 Financial Results

All financial figures are in Canadian dollars unless otherwise stated.

Q4 2019 Highlights

•                  Production of 3,011 (6.6 million lbs(1)) tonnes of V2O5 in Q4 2019, a 16% increase over Q4 2018

•                  Record monthly V2O5 production of 1,162 tonnes in December 2019

•                  Cash operating costs excluding royalties(2) of US$2.48 ($3.28) per lb V2O5, a decrease of 29% over Q4 2018

•                  Revenues of $34.1 million in Q4 2019 (net of the re-measurement of trade receivables / payables of $13.5 million on vanadium sales from a contract with a customer of $47.6 million)

Full Year 2019 Highlights

•                   Record FY 2019 production, achieving midpoint production guidance: 10,577 tonnes (23.3 million lbs(1)) of V2O5 produced in 2019, an increase of 8% over FY 2018

•                  Cash operating costs excluding royalties(2) of US$2.95 ($3.92) per lb V2O5, 12% lower than 2019 cost guidance; 13% lower than 2018

•                  Revenues of $140.0 million in FY 2019 (net of the re-measurement of trade receivables / payables of $137.3 million on vanadium sales from a contract with a customer of $277.3 million)

•                  Net loss of $36.2 million and a loss per share of $0.07

•                  Cash balance of $166.1 million exiting 2019

•                  New safety record in 2019: 238 days (1.5 million man-hours worked) without a Lost Time Injury

Other Significant Updates

•                  Strategic sales and marketing transition proven successful: 90% committed on guided annual sales for 2020

•                  New 2020 total cash cost(8) guidance of US$3.45 — 3.65/lb V2O5

•                  2020 total cash cost(8), cash operating costs excluding royalties(2), sales and production guidance maintained on a “business as usual” basis

•                  Board approval for the construction of a vanadium trioxide (“V2O3”) processing plant in Maracás, Brazil

•                  Ilmenite flotation pilot plant proven successful; TiO2 chemical pilot plant tests and study expected to commence in April 2020

TORONTO - Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) announces its 2019 financial results highlighted by record annual production of 10,577 tonnes of vanadium pentoxide (“V2O5”) and the lowest annual cash operating costs excluding royalties(2) achieved to date of US$2.95 per pound of V2O5. The Company recorded a net loss of $36.2 million in 2019 largely due to lower vanadium prices and the re-measurement of trade receivables / payables as part of its offtake agreement which expires on April 30, 2020.

Paulo Misk, President and Chief Executive Officer for Largo, stated: “Profitability was impacted in Q4 2019 and in 2019 as a consequence of lower vanadium prices and largely due to a total re-measurement of trade receivables / payables during the year of $137.3 million as part of the Company’s off-take agreement. Following the expiration of the off-take agreement next month, the Company remains focused on maximizing value through its sales and marketing business, which includes a focus on high purity vanadium sales with price premiums. I am very pleased to report that the Company is approximately 90% committed on its annual guided sales for 2020.”

He continued: “On the operational front, the Company performed extremely well in 2019 achieving cash operating costs excluding royalties(2) of US$2.95 per pound of V2O5 in addition to setting a new V2O5 production record of 10,577 tonnes. I am very proud of the entire Largo team who have consistently demonstrated their ability to achieve new production records while maintaining cost discipline. In addition to the ferrovanadium conversion plant approval, the Board of Directors has also approved the construction of a V2O3 processing plant at the Maracás Menchen Mine. Once completed, the Company expects to increase its premium yielding high purity sales in the vanadium-titanium-aluminum alloying market which is required for aerospace manufacturing, chemical industry and vanadium electrolyte used for vanadium redox flow batteries.”

He concluded: “The Company is continuing to monitor the rapidly developing impacts of the COVID-19 (“coronavirus”) pandemic and will take all possible actions to help minimize the impact on the Company and its people. Our thoughts are with all of those affected by this virus. To date, there has been no impact on our production or on our shipment of product out of Maracás. At this time, there has been no significant disruption to the Company’s supply chain for its operations and the level of critical consumables continues to be at normal levels. Additionally, not a single employee or contractor has tested positive for the virus and given its relative isolation, we believe that the risk to our operating team in Maracás remains relatively low. Largo continues to monitor and will, if and when required, implement business continuity measures to mitigate and minimize any potential impacts of the global pandemic on our operations, supply chain, and commercial and financial activities. The Company continues to follow best practices as provided by the World Health Organization and will provide additional updates as they are needed.”

A summary of the operational and financial performance for the fourth quarter Q4 and full year 2019 is provided below:

Financial

	Three months ended		Year ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Revenues	$34,118	$177,543	$140,012	$521,415
Direct mine and mill costs	(20,025)	(21,332)	(84,252)	(82,037)
Operating costs	(29,980)	(37,637)	(123,841)	(135,746)
Net income (loss) before tax	(2,544)	131,091	(31,259)	322,654
Income tax (expense) recovery	(1,190)	(11,694)	(1,144)	(27,467)
Deferred income tax (expense) recovery	(1,219)	(11,436)	(3,809)	20,769
Net income (loss)	(4,953)	107,961	(36,212)	315,956
Basic earnings (loss) per share	(0.01)	0.21	(0.07)	0.61
Diluted earnings (loss) per share	(0.01)	0.16	(0.07)	0.49

Cash provided (used) before non-cash working capital items	$16,507	$134,357	$28,630	$403,157
Net cash provided by operating activities	10,445	144,165	139,282	352,074
Net cash (used in) financing activities	12,206	(64,811)	(115,226)	(177,786)
Net cash (used in) investing activities	(7,472)	(6,198)	(50,386)	(18,989)
Net change in cash	11,262	78,127	(40,111)	151,463

	As at
	December 31, 2019	December 31, 2018
Cash	$166,077	206,188
Working capital(3)	102,013	135,258
Trade payables	87,782	—

Operational

	2019					2018
	Q4	Q3	Q2	Q1	Full Year	Q4	Full Year

Total Ore Mined (tonnes)	329,792	267,257	308,858	250,109	1,156,016	256,436	822,795
Ore Grade Mined - Effective Grade (%)(6)	1.36	1.52	1.21	1.29	1.34	1.33	1.30

Effective Grade of Ore Milled (%)(6)	1.57	1.44	1.49	1.51	1.50	1.53	1.68
Concentrate Produced (tonnes)	100,879	92,629	102,320	86,673	382,501	92,190	343,126
Grade of Concentrate (%)	3.28	3.26	3.30	3.32	3.29	3.27	3.41
Contained V2O5 (tonnes)	3,310	3,016	3,380	2,874	12,580	3,016	11,718

Crushing Recovery (%)	96.6	96.5	98.0	97.0	97.0	97.4	97.2
Milling Recovery (%)	96.0	97.0	97.9	96.8	96.9	97.9	96.9
Kiln Recovery (%)	89.7	88.8	88.8	89.2	89.1	84.3	86.6
Leaching Recovery (%)	96.7	97.2	95.7	97.7	96.8	96.5	97.2
Chemical Plant Recovery (%)	96.1	96.7	97.1	97.7	96.8	97.2	97.0
Global Recovery (%)(7)	77.3	78.1	79.1	80.0	78.5	75.3	77.0

V2O5 produced (tonnes)	3,011	2,952	2,515	2,099	10,577	2,595	9,830
V2O5 produced (equivalent pounds(1))	6,638,111	6,508,038	5,544,619	4,627,497	23,318,266	5,720,989	21,671,415

Fourth Quarter and Full Year 2019 Financial Results

The Company recorded a net loss of $36.2 million in 2019 compared to net income of $316.0 million in 2018. This movement was primarily due to a decrease in revenues during the year and was partially offset by a decrease in operating costs of $11.9 million, a decrease in finance costs of $21.4 million and an increase in interest income of

$5.7 million. In Q4 2019, the Company recorded a net loss of $5.0 million compared to net income of $108.0 million in Q4 2018.

The Company’s total sales of V2O5 in 2019 were 10,160 tonnes which includes 1,640 tonnes of high purity V2O5. Total high purity sales in 2019 increased 14% over the 1,440 tonnes sold in 2018. Total sales of V2O5 in Q4 2019 were 2,860 tonnes which includes 480 tonnes of high purity V2O5.

Following the $137.3 million reduction in revenues as a result of the re-measurement of trade receivables / payables under the Glencore contract, the Company recognized revenues of $140.0 million in 2019 compared with revenues of $521.4 million in 2018. Revenues per pound sold(4) in 2019 were $6.25 (US$4.70) compared with $24.33 (US$18.68) per pound in 2018. For Q4 2019, the Company recognized revenues of $34.1 million compared with revenues of $177.5 million in Q4 2018. Revenues per pound sold(4) in Q4 2019 were $5.41 (US$4.09) compared with $31.96 (US$24.19) per pound in Q4 2018.

Vanadium sales from a contract with a customer was $277.3 million in 2019, compared with $455.4 million in 2018. Vanadium sales per pound sold(4) in 2019 was $12.38 (US$9.32) compared to $21.25 (US$16.32) per pound in 2018. This decrease is primarily attributable to a decrease in the V2O5 price, with the average price per lb of V2O5 of approximately US$9.36 for 2019, compared with approximately US$18.30 for 2018. Vanadium sales from a contract with a customer was $47.6 million in Q4 2019, compared with $167.6 million in Q4 2018. Vanadium sales per pound sold(4) in Q4 2019 was $7.54 (US$5.70) compared to $30.17 (US$22.84) per pound in Q4 2018. This decrease is primarily attributable to a decrease in the V2O5 price, with the average price per lb of V2O5 of approximately US$5.37 for Q4 2019, compared with approximately US$24.53 for 2018.

	Three months ended		Year ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Vanadium sales from a contract with a customer	$47,568	167,639	277,285	455,368
Vanadium sales per pound sold(4) ($/lb)	$7.54	30.17	12.38	21.25
Vanadium sales per pound sold(4) (US$/lb)	$5.70	22.84	9.32	16.32

Re-measurement of trade receivables / payables	$(13,450)	9,904	(137,273)	66,047
Revenue adjustment per pound(5) ($/lb)	$(2.26)	3.65	(6.05)	3.53
Revenue adjustment per pound(5) (US$/lb)	$(1.71)	2.76	(4.55)	2.71

Revenues	$34,118	177,543	140,012	521,415
Revenues per pound sold(4) ($/lb)	$5.41	31.96	6.25	24.33
Revenues per pound sold(4) ($US/lb)	$4.09	24.19	4.70	18.68

As a consequence of the negative revenue adjustment per pound(5) realized in Q4 2019 and in 2019, the Company’s trade payables balance at December 31, 2019 was $87.8 million and the revenue adjustment payable(5) was $95.7 million (US$73.6 million). Assuming V2O5 prices remain the same as at December 31, 2019, the Company’s estimated revenue adjustment payable(5) for V2O5 sold to December 31, 2019 is $96.2 million (US$74.0 million). At the date of this press release, the Company’s estimated revenue adjustment payable for V2O5 sold(5) to February 29, 2019 is approximately $94.4 million (US$72.6 million).

The Company has forecast its expected cash balance and the estimated revenue adjustment payable(5) at April 30, 2020 under three different vanadium price scenarios. Each scenario assumes that the vanadium price shown in the table below applies from January 1, 2020 to April 30, 2020 and constant foreign exchange rates and cash operating costs per pound produced(2) consistent with the guidance released. The forecast balances, which constitute forward-looking information, are shown in the table below.

The Company is continuing to monitor the rapidly developing impacts of the COVID-19 pandemic and will take all possible actions to help minimize the impact on the Company and its people. Given these uncertainties, the Company is actively working to secure credit facilities to provide it with additional cash resources should the impacts be significant. In March 2020, the Company secured a US$13.0 million credit facility in Brazil. All amounts drawn under the facility are due to be repaid as a lump sum at maturity in 359 days.

	US$5.00/lb	US$6.00/lb	US$7.00/lb
Forecast cash at April 30, 2020	$165,295	$165,464	$165,949
Estimated revenue adjustment payable(5) at April 30, 2020	93,281	84,474	75,826
Net	$72,014	$80,990	$90,123

Operating costs in 2019 were $123.8 million compared to $135.7 million in 2018 and include direct mine and mill costs of $84.3 million ($82.0 million in 2018), depreciation and amortization of $31.7 million ($31.0 million in 2018) and royalties of $7.9 million ($22.7 million in 2018). For Q4 2019, operating costs were $30.0 million compared to $37.6 million in Q4 2018 and include direct mine and mill costs of $20.0 million ($21.3 million in Q4 2018), depreciation and amortization of $8.0 million ($7.3 million in Q4 2018) and royalties of $2.0 million ($9.0 million in Q4 2018). The decrease in direct mine and mill costs in Q4 2019 is primarily attributable to the recovery of operating cost related tax credits totaling R$12.3 million. Additionally, the decrease in royalties in 2019 from 2018 is due to a decrease in V2O5 price.

Cash operating costs excluding royalties(2) in 2019 were $3.92 (US$2.95) per pound compared to $4.41 (US$3.38) in 2018, representing a decrease of 13%. Cash operating costs excluding royalties(2) in Q4 2019 were $3.28 (US$2.48) per pound compared to $4.60 (US$3.48) in Q4 2018 which represents the lowest unit costs achieved since commencement of operations in 2014. The decrease seen in Q4 2019 compared with Q4 2018 is largely due to the Q4 2019 production of 3,011 tonnes of V2O5 being 416 tonnes higher than the 2,595 tonnes produced in Q4 2018, as well as an improvement in the global recovery level and the recovery of tax credits.

Interest income in 2019 was $6.6 million representing an increase of $5.7 million over 2018. For Q4 2019, interest income was $1.1 million compared to $0.6 million in Q4 2018. This is due to the Company’s increased cash position during Q4 2019 and in 2019 which has enabled it to benefit from greater deposit interest rates.

Fourth Quarter and Full Year 2019 Operational Results

Total V2O5 production of 3,011 tonnes during Q4 2019 was 16% higher than Q4 2018. Production in December 2019 achieved a new monthly record with 1,162 tonnes of V2O5 produced, which contributed to the total V2O5 production in 2019 of 10,577 tonnes being 747 tonnes higher than in 2018. In October, 946 tonnes of V2O5 was produced, with 903 tonnes produced in November. Q4 2019 production was 2% higher than in Q3 2019, primarily due to the successful completion of the expansion in the milling and evaporation areas, which enabled the full plant to achieve its expanded design capacity.

In Q4 2019, 329,792 tonnes of ore were mined with an effective grade(6) of 1.36% of V2O5. The Company produced 100,879 tonnes of concentrate ore with an effective V2O5 grade of 3.28%, compared with 92,190 tonnes produced in Q4 2018 with a grade of 3.27%. The Company uses production drilling prior to blasting to better define the ore and waste material being mined. This dilution control procedure has enabled the Company to avoid mining waste rock inside the ore block, resulting in less ore being mined, but with a higher grade than expected. The effective grade milled reports higher than the effective grade mined as a result of dry magnetic separation which occurs between the two processes. The Company’s crushing and milling costs have benefited from the implementation of these procedures as a result of lower throughput of material in these sections of the plant.

The Q4 2019 global recovery(7) of 77.3% was impacted by the lower global recovery(7) achieved in October 2019 (72.9%) through the commissioning and ramp-up activities in the milling area. The 2019 global recovery(7) of 78.5% is higher than the 77.0% achieved in 2018, primarily due to the improved performance of the kiln, which increased its recovery from 86.6% in 2018 to 89.1% in 2019.

V2O3 Processing Plant Approval

In addition to the previously approved ferrovanadium conversion plant, the Company’s Board of Directors has also approved the construction of a V2O3 processing plant at the Maracás Menchen Mine, which is expected to increase sales in the high purity aerospace market, chemical industry and vanadium electrolyte used for vanadium redox flow batteries. The Company expects the construction of the V2O3 plant to begin in Q1 2021 and subsequent ramp up and commissioning of the plant to conclude in Q3 2021. Total capital expenditures are expected to be in the range of approximately US$10 to 11 million.

Ilmenite Flotation Pilot Plant Study Proven Successful — Next Step: TiO2 Chemical Pilot Plant Study

The Company continues to evaluate the economic feasibility of extracting ilmenite concentrate and titanium dioxide (TiO2) from its non-magnetic tailings at the Maracás Menchen Mine. To date, the Company has successfully proven its ability to produce ilmenite concentrate using an ilmenite flotation pilot plant. The Company is expected to commence the next phase of testing in April 2020 to further upgrade its ilmenite concentrate into TiO2 using an additional chemical pilot plant. The Company will continue to provide updates as these studies progress.

Q1 2020 Operational Update and Q2 2020 Financial Results Outlook

Subsequent to Q4 2019, production in January 2020 was 956 tonnes of V2O5, with 915 tonnes of V2O5 produced in February 2020. Production in January 2020 was impacted by shutdowns of the kiln and cooler to fix the refractory and maintenance to correct an instability in the kiln feed. February 2020 production was impacted by a kiln shutdown to fix a hot spot in the refractory. In April 2020 the Company is planning an upgrade to the kiln burner and improvements in the cooler with the aim of increasing kiln capacity by 10%. This will require the kiln and cooler to be shut down for approximately 15 days. During this period, the Company will replace approximately 15 to 20 metres of the cooler refractory. The Company estimates that production in April 2020 will be approximately 500 tonnes of V2O5.

In addition to the impact on production as a result of kiln upgrades and cooler maintenance in April 2020, the Company expects its Q2 2020 financial results to be impacted by lower sales realized in the quarter as a consequence of inventory working capital due to shipping and ferrovanadium conversion lead times. Assuming an increase or decrease in the V2O5 price of US$1.00/lb after April 1, 2020, the Company expects the revenue adjustment payable(8) to impact future periods (positively or negatively) by approximately US$7.4 million ($10,730 using a foreign exchange rate of 1.45).

2020 Guidance Update

The Company’s 2020 guidance presented in the following table is prepared on a “business as usual” basis.  Notwithstanding the Company’s production, cost and sales guidance for 2020, Largo is conscious of the rapid expansion of the COVID-19 pandemic and the evolving measures being imposed by governments globally to reduce its spread and the impact that this may have on our guidance. To date, the restrictions imposed by the government in Brazil have not impacted our operations but the potential future impact of these restrictions and other restrictions globally on our operations, sales efforts and logistics is unknown but could be significant. The Company will continue to monitor the situation and will, if and when necessary, update the market.

In addition, the Company has introduced a new non-GAAP cost measure it will use to measure its cost performance. This decision was taken in light of the anticipated difference between production and sales volumes in 2020. Following the end of the Company’s off-take agreement on April 30, 2020, the Company will incur its own sales and distribution costs, which will be included as a component of operating costs going forward. Costs associated with the off-take agreement were included in the commissions that were included in the measurement of revenues.

Total cash costs(8) include direct mine and mill costs, sales and distribution costs and the Company’s professional, consulting and management fees and other general and administrative expenses. Total cash costs(8) exclude royalties, depreciation and amortization, share-based payments, foreign exchange gains or losses, reclamation costs, exploration and evaluation costs and capital expenditures. These costs are then divided by the pounds of V2O5 sold by the Company to arrive at total cash costs(8). The Company has also adjusted its previously stated cash operating costs excluding royalties(2) guidance for 2020 as a result of movements in Brazilian foreign exchange rates.

The Company’s 2020 guidance highlighted below:

2020 Guidance
Annual V2O5 production	tonnes	11,750 – 12,250
Annual V2O5 sales	tonnes	9,500 – 10,000

Cash operating costs excluding royalties(i)	US$/lb	3.05 – 3.25
Total cash costs(8),(ii), (iii)	US$/lb	3.45 – 3.65

Sustaining capital expenditures (excluding capitalized stripping costs)		$11,500 – 14,500
	US$	9,000 – 11,000
Ferrovanadium conversion plant capital expenditures		$6,500 – 9,500
	US$	5,000 – 7,000

(i)            The cash operating costs reported are on a non-GAAP basis. Refer to the “Non-GAAP Measures” section of this press release. However, for 2020 onwards, this measure will be reported on a per pounds sold basis rather than per pounds produced. The estimated average annual R$/US$ and $/US$ exchange rates used are approximately 4.50 and 1.30, respectively.

(ii)        The total cash costs reported are on a non-GAAP basis. Refer to the “Non-GAAP Measures” section of this press release. The estimated average annual R$/US$ and $/US$ exchange rates used are approximately 4.00 and 1.30, respectively.

(iii)    These measures exclude royalties. Every US$1/lb in the V2O5 price realized by the Company in revenues adds approximately US$0.05/lb in royalties.

Conference Call

Largo Resources management will host a conference call on Monday, March 23, at 10:00 a.m. EST, to discuss the Company’s annual operational and financial results for 2019.

Conference Call Details:

Date:	Monday, March 23, 2020
Time:	10:00 a.m. EST
Dial-in Number:	Local / International: +1 (416) 764-8688
North American Toll Free: (888) 390-0546
Brazil Toll Free: 08007621359
43872339
Conference ID:	Monday, March 23, 2020
Replay Number:	Local / International: + 1 (416) 764-8677
North American Toll Free: (888) 390-0541
Replay Passcode: 872339#
Website:	To view press releases or any additional financial information, please visit our Investor Relations section of the Largo Resources website at: www.largoresources.com/investors

A playback recording will be available on the Company’s website for a period of 60-days following the conference call.

The information provided within this release should be read in conjunction with Largo’s annual consolidated financial statements for the year ended December 31, 2019 and 2018 and its management’s discussion and analysis for the year ended December 31, 2019 which are available on our website at www.largoresources.com and on SEDAR.

About Largo Resources

Largo Resources is an industry preferred producer and supplier of vanadium. Largo’s VPURE™ and VPURE+™ products are sourced from one of the world’s highest-grade vanadium deposits at the Maracás Menchen Mine located in Brazil. The Company’s common shares are principally listed on the Toronto Stock Exchange under the symbol “LGO”. For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION:

For more information, please contact:

Alex Guthrie
Manager, Investor Relations and Communications
info@largoresources.com
416-861-9797

Forward Looking Information

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered “financial outlook” for the purposes of application Canadian securities legislation (“forward-looking statements”). Forward-looking information in this press release includes, but is not limited to, statements with respect to timing for and completion of the Maracás Menchen Mine expansion project and the costs associated therewith; the timing and amount of estimated future production; costs of future activities and operations; and the extent of capital and operating. Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo’s annual and interim MD&As which also apply.

Non-GAAP(9) Measures

The Company uses certain non-GAAP financial performance measures in its Management’s Discussion and Analysis for the year ended December 31, 2019, which are described in the following section.

Revenues Per Pound

The Company’s press release refers to revenues per pound sold, including vanadium sales per pound sold and revenue adjustment per pound sold.  These are non-GAAP performance measures and are used to provide investors with information about key measures used by management to monitor performance of the Maracás Menchen Mine.

These measures, along with cash operating costs per pound produced, are considered to be one of the key indicators of the Company’s ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These revenues per pound measures do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following tables provide a reconciliation of these measures per pound sold for the Maracás Menchen Mine to revenues as per the 2019 annual consolidated financial statements.

	Three months ended
	December 31, 2019	December 31, 2018
Revenues(i)	$34,118	$177,543
V2O5 sold (000s lb)	6,305	5,556
Revenues per pound sold ($/lb)	$5.41	$31.96
Revenues per pound sold (US$/lb)(iv)	$4.09	$24.19

Vanadium sales from a contract with a customer(ii)	$47,568	$167,639
V2O5 sold (000s lb)	6,305	5,556
Vanadium sales per pound sold ($/lb)	$7.54	$30.17
Vanadium sales per pound sold (US$/lb)(iv)	$5.70	$22.84

Re-measurement of trade receivables / payables(iii)	$(13,450)	$9,904
V2O5 sold subject to re-measurement (000s lb)	5,952	2,712
Revenue adjustment per pound ($/lb)	$(2.26)	$3.65
Revenue adjustment per pound (US$/lb)(iv)	$(1.71)	$2.76

(i)            Calculated as the amount per note 22 of the Company’s annual consolidated financial statements for the years ended December 31, 2019 and 2018 less the amount disclosed for the nine-month period in note 20 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019: $140,012 — $105,894 = $34,118.

Calculated as the amount per note 22 of the Company’s annual consolidated financial statements for the years ended December 31, 2019 and 2018 less the amount disclosed for the nine-month period in note 20 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019: $521,415 — $343,872 = $177,543.

(ii)        Calculated as the amount per note 22 of the Company’s annual consolidated financial statements for the years ended December 31, 2019 and 2018 less the amount disclosed for the nine-month period in note 20 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019: $277,285 — $229,717 = $47,568.

Calculated as the amount per note 22 less the amount disclosed for the nine-month period in note 20 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019: $455,368 — $287,729 = $167,639.

(iii)    Calculated as the amount per note 22 of the Company’s annual consolidated financial statements for the years ended December 31, 2019 and 2018 less the amount disclosed for the nine-month period in note 20 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019: $(137,273) — $(123,823) = $(13,450).

Calculated as the amount per note 22 less the amount disclosed for the nine-month period in note 20 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019: $66,047 — $56,143 = $9,904.

(iv)      Calculated from “$/lb” using average $/US$ foreign exchange rates of 1.32 and 1.32 for Q4 2019 and Q4 2018, respectively.

	Year ended
	December 31, 2019	December 31, 2018
Revenues(i)	$140,012	$521,415
V2O5 sold (000s lb)	22,399	21,427
Revenues per pound sold ($/lb)	$6.25	$24.33
Revenues per pound sold (US$/lb)(ii)	$4.70	$18.68

Vanadium sales from a contract with a customer(i)	$277,285	$455,368
V2O5 sold (000s lb)	22,399	21,427
Vanadium sales per pound sold ($/lb)	$12.38	$21.25
Vanadium sales per pound sold (US$/lb)(ii)	$9.32	$16.32

Re-measurement of trade receivables / payables(i)	$(137,273)	$66,047
V2O5 sold subject to re-measurement (000s lb)	22,686	18,717
Revenue adjustment per pound ($/lb)	$(6.05)	$3.53
Revenue adjustment per pound (US$/lb)(ii)	$(4.55)	$2.71

(i)            As per note 22 the Company’s annual consolidated financial statements for the years ended December 31, 2019 and 2018..

(ii)        Calculated from “$/lb” using average $/US$ foreign exchange rates of 1.33 and 1.30 for the years ended December 31, 2019 and 2018, respectively.

Cash Operating Costs Per Pound Produced

The Company’s press release refers to cash operating costs per pound produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs.  These costs are then divided by the pounds of production from the Maracás Menchen Mine to arrive at the cash operating costs per pound produced. This measure differs to the new cash cost non-GAAP measure the Company will use to measure its performance starting in 2020 — refer to the details on page 12 of this press release.

These measures, along with revenues, is considered to be one of the key indicators of the Company’s ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These cash operating costs measures do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

In addition, the Company’s press release refers to cash operating costs excluding royalties. This is a non-GAAP performance measure and is calculated as cash operating costs less royalties, as disclosed in the following tables.

The following tables provide a reconciliation of cash operating costs per pound produced for the Maracás Menchen Mine to operating costs, excluding depreciation expense as per the 2019 annual consolidated financial statements.

	Three months ended
	December 31, 2019		December 31, 2018
Operating costs(i)		$29,980		$37,637
Professional, consulting and management fees(ii)	1,382		2,612
Other general and administrative expenses(iii)	340		2,348
Less: depreciation and amortization expense(iv)	(7,979)		(7,347)
Cash operating costs		$23,723		$35,250
Less: royalties(v)	(1,976)		(8,958)
Cash operating costs excluding royalties		$21,747		$26,292
V2O5 produced (000s lb)	6,638		5,721
Cash operating costs per pound produced ($/lb)		$3.57		$6.16
Cash operating costs per pound produced (US$/lb)(vi)	US$	2.70	US$	4.66
Cash operating costs excluding royalties per pound produced ($/lb)		$3.28		$4.60
Cash operating costs excluding royalties per pound produced (US$/lb)(vi)	US$	2.48	US$	3.48

(i)            Calculated as the amount for the Company’s Mine properties segment in note 18, less the amount disclosed for the Mine properties segment for the nine-month period in note 17 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019: $123,841 — $93,861 = $29,980.

(ii)        Calculated as the amount for the Company’s Mine properties segment in note 18, less the amount disclosed for the Mine properties segment for the nine-month period in note 17 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019: $6,013 — $4,631 = $1,382.

(iii)    Calculated as the amount for the Company’s Mine properties segment in note 18, less the amount disclosed for the Mine properties segment for the nine-month period in note 17 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019: $1,145 — $805 = $340.

(iv)      Calculated as the amount per note 23, less the amount disclosed for the nine-month period in note 21 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019: $31,668 — $23,689 = $7,979.

(v)          Calculated as the amount per note 23, less the amount disclosed for the nine-month period in note 21 of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019: $7,921 — $5,945 = $1,976.

(vi)      Calculated from “$/lb” using average $/US$ foreign exchange rates of 1.32 and 1.32 for Q4 2019 and Q4 2018, respectively.

	Year ended
	December 31, 2019		December 31, 2018
Operating costs(i)		$123,841		$135,746
Professional, consulting and management fees(ii)	6,013		9,680
Other general and administrative expenses(ii)	1,145		3,759
Less: depreciation and amortization expense(i)	(31,668)		(31,031)
Cash operating costs		$99,331		$118,154
Less: royalties(i)	(7,921)		(22,678)
Cash operating costs excluding royalties		$91,410		$95,476
V2O5 produced (000s lb)	23,318		21,671
Cash operating costs per pound produced ($/lb)		$4.26		$5.45
Cash operating costs per pound produced (US$/lb)(iii)	US$	3.21	US$	4.19
Cash operating costs excluding royalties per pound produced ($/lb)		$3.92		$4.41
Cash operating costs excluding royalties per pound produced (US$/lb)(iii)	US$	2.95	US$	3.38

(i)            As per note 23 of the Company’s annual consolidated financial statements for the years ended December 31, 2019 and 2018.

(ii)        As per the Mine properties segment in note 18 of the Company’s annual consolidated financial statements for the years ended December 31, 2019 and 2018.

(iii)    Calculated from “$/lb” using average $/US$ foreign exchange rates of 1.33 and 1.30 for the years ended December 31, 2019 and 2018, respectively.

Revenue Adjustment Payable

The Company’s press release refers to revenue adjustment payable, a non-GAAP performance measure used to provide investors with information about a key measure used by management as part of its monitoring of the financial liquidity of the Company.

This measure is considered to be one of the key components monitored relating to the Company’s projected financial liquidity and capital resources. This revenue adjustment payable does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance, financial liquidity or capital resources prepared in accordance with IFRS. This measure is not necessarily indicative of cash flow from operating activities or disclosed commitments as determined and presented under IFRS.

The following table provides a reconciliation of this measure to trade receivables / payables as per the 2019 annual consolidated financial statements. At December 31, 2018, the Company had a trade receivable of $55,011, with a revenue adjustment payable of $nil.

December 31, 2019
Trade payables(i)	$87,782
Add: amounts to be received included in trade payables	7,901
Revenue adjustment payable	$95,683
Add: estimated future re-measurement for V2O5 sold(ii)	556
Estimated revenue adjustment payable for V2O5 sold at December 31, 2019	$96,239
Revenue adjustment payable	$95,683
Add: estimated future re-measurement for V2O5 sold(iii)	(1,295)
Estimated revenue adjustment payable for V2O5 sold at the date of this press release	$94,388

(i)            As per note 10 of the Company’s annual consolidated financial statements for the years ended December 31, 2019 and 2018.

(ii)        Estimated based on the quantity of V2O5 sold in the year ended December 31, 2019 that is subject to re-measurement. The estimate assumes there is no change in the price per pound of V2O5 for the remainder of the duration of the Company’s off-take agreement from that stated as being the price at December 31, 2019 in the “Liquidity and Capital Resources” section of the Company’s management discussion and analysis for the year ended December 31, 2019 and it assumes no receipt or payment of cash in relation to any amount in this table.

(iii)    Estimated based on the quantity of V2O5 sold in the year ended December 31, 2019 and in the two months ended February 29, 2020 that is subject to re-measurement. The estimate assumes there is no change in the price per pound of V2O5 for the remainder of the duration of the Company’s off-take agreement from that stated as being the price at the date of this press release  in the “Liquidity and Capital Resources” section of the Company’s management discussion and analysis for the year ended December 31, 2019 and it assumes no receipt or payment of cash in relation to any amount in this table.

Total Cash Costs

Total cash costs are on a non-GAAP performance measure that includes direct mine and mill costs, sales and distribution costs and the Company’s professional, consulting and management fees and other general and administrative expenses. Total cash costs exclude royalties, depreciation and amortization, share-based payments, foreign exchange gains or losses, reclamation costs, exploration and evaluation costs and capital expenditures. These costs are then divided by the pounds of V2O5 sold by the Company to arrive at total cash costs.

This measure differs from cash operating costs per pound produced in that it includes all sales and distribution costs, professional, consulting and management fees and other general and administrative expenses, rather than just those from the Mine properties segment, and is calculated on pounds sold rather than pounds produced. The Company believes this will be a more accurate reflection of its unit costs given the anticipated difference between pounds produced and pounds sold after the end of the Company’s off-take agreement on April 30, 2020.

This total cash costs measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

(1)    Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

(2)    The cash operating costs per pound produced and cash operating costs excluding royalties per pound produced reported are on a non-GAAP basis. Refer to the “Non-GAAP Measures” section of this press release.

(3)    Defined as current assets less current liabilities per the consolidated statements of financial position.

(4)    Revenues per pound sold and vanadium sales per pound sold are calculated based on the quantity of V2O5 sold during the stated period. Revenue adjustment per pound is calculated based on the quantity of V2O5 sold that is subject to re-measurement. This may or may not differ to the quantity sold. Accordingly, these three measures may not, and are not intended to, sum.

(5)    The revenue adjustment payable and revenue adjustment per pound is on a non-GAAP basis. Refer to the “Non-GAAP Measures” section of this press release.

(6)    Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

(7)    Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

(8)    Total cash costs  are on a non-GAAP basis. Refer to the “Non-GAAP Measures” section of this press release.

(9)    GAAP — Generally Accepted Accounting Principles.